FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

         Intershop Names Dr. Juergen Schoettler Chief Financial Officer

                   INTERSHOP COMMUNICATIONS AKTIENGESELLSCHAFT
                              (Name of Registrant)

                   INTERSHOP COMMUNICATIONS STOCK CORPORATION
                 (Translation of Registrant's Name into English)

                                Amsinckstrasse 57
                                 D-20097 Hamburg
                           Federal Republic of Germany
                               (011) 49-40-23708-2
   (Address and Telephone Number of Registrant's Principal Executive Offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

            Form 20-F   [X]                             Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes   [ ]                                    No [X]


If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A





                                PAGE 1 OF 5 PAGES
                         EXHIBIT INDEX BEGINS ON PAGE 3

                                   SIGNATURES



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 INTERSHOP COMMUNICATIONS AKTIENGESELLSCHAFT


Date:  April 15, 2002            By:
                                    ____________________________________________
                                                Stephan Schambach
                                 Chief Executive Officer (Vorstandsvorsitzender)

                                  EXHIBIT INDEX



EXHIBIT           DESCRIPTION OF EXHIBIT                                    PAGE

  99              Press Release                                               4












                                       3